Exhibit 4(b)

(Translation)

Share Exchange Agreement

Mitsubishi UFJ Financial Group, Inc. (“MUFG”, 2-7-1 Marunouchi, Chiyoda-ku, Tokyo) and Mitsubishi UFJ NICOS Co., Ltd. (“MUN”, 3-33-5 Hongo, Bunkyo-ku, Tokyo) enter into this share exchange agreement (this “Agreement”) on May 28, 2008 as follows.

Article 1    Share Exchange

MUFG and MUN shall effect a share exchange for the purpose of MUFG becoming the sole parent company of MUN and MUN becoming a wholly owned subsidiary of MUFG (the “Share Exchange”).

Article 2    Shares to be Issued and Allotment thereof upon the Share Exchange

1.	Upon the Share Exchange, MUFG shall issue to the shareholders of MUN common stock (including beneficial shareholders but excluding MUFG; hereinafter the “MUN Common Shareholders”) on record in MUN’s register of shareholders (including beneficial shareholders; hereinafter the same) as of the end of the day immediately prior to the Effective Date (defined below in Article 4; hereinafter the same), the number of common shares of MUFG equal to the total number of common shares of MUN held by such shareholders, multiplied by 0.37.

2.	Upon the Share Exchange, MUFG shall issue to the shareholders of MUN Class 1 stock (hereinafter the “MUN Class 1 Shareholders”) on record in MUN’s register of shareholders as of the end of the day immediately prior to the Effective Date, the number of common shares of MUFG equal to the total number of Class 1 shares of MUN held by such shareholders, multiplied by 1.39.

3.	Upon the Share Exchange, MUFG shall allot to the MUN Common Shareholders on record in MUN’s register of shareholders as of the end of the day immediately prior to the Effective Date, 0.37 common shares of MUFG for each common share of MUN held by such shareholders.

4.	Upon the Share Exchange, MUFG shall allot to the MUN Class 1 Shareholders on record in MUN’s register of shareholders as of the end of the day immediately prior to the Effective Date, 1.39 common shares of MUFG for each Class 1 share of MUN held by such shareholders.

Article 3    Increase in the Amount of Capital, Capital Surplus, and Retained Earnings

Increases in MUFG’s capital, capital surplus, and retained earnings resulting from the Share Exchange shall be as follows:

(1)	Capital:	None

(2)	Capital Surplus:	The amount will be specified separately by MUFG, in accordance with Article 69, Paragraph 2(ro)(2) of the Corporate Calculation Regulations (Ministry of Justice Ordinance No. 13 of 2006, including all revisions as of the date of this Agreement).

(3)	Retained Earnings:	None

Article 4    Effective Date of the Share Exchange

The effective date of the Share Exchange (the “Effective Date”) shall be August 1, 2008, provided, however, that this date may be changed upon consultation between MUFG and MUN if such need arises during the procedure of the Share Exchange.

(Translation)

Article 5    General Meeting of Shareholders for Approval of the Share Exchange

1.	MUN shall put this Agreement and other matters related to the Share Exchange to a vote for approval at its general shareholders’ meeting (combining the MUN Common Shareholders and the MUN Class 1 Shareholders; hereinafter the same) and its classified shareholders’ meeting of MUN Class 1 Shareholders to be held on June 27, 2008, provided, however, that this date may be changed upon consultation between MUFG and MUN if such need arises during the procedure of the Share Exchange.

2.	MUFG shall, in accordance with the provisions of Article 796, Paragraph 3 of the Company Law of Japan, effect the Share Exchange without obtaining an approval of this Agreement at its general meeting of shareholders, as is generally required by Article 795, Paragraph 1 of the Company Law of Japan.

Article 6    Dividends from Surplus

MUFG may, subject to approval at its general shareholders meeting to be held in late June, 2008, pay dividends to the shareholders and registered pledgees on record in its register of shareholders as of the end of the day on March 31, 2008, up to a maximum aggregate amount of 80,000,000,000 yen.

Article 7    Management of Company Property

MUFG and MUN shall, from the date of the execution of this Agreement to the Effective Date, carry out the operation of their respective businesses and the management and administration of their respective properties with the due care of a good manager. If either party is to carry out any act that will materially affect its property or its rights and obligations, such party shall consult with the other party in advance.

Article 8    Alterations of the Conditions of the Share Exchange or Rescission of this Agreement

If any material change occurs with respect to the financial or operating conditions of either MUFG or MUN during the period from the date of the execution of this Agreement to the Effective Date (limited to situations in which the Board of Directors of MUFG or MUN reasonably determines that carrying out the Share Exchange in accordance with this Agreement would potentially violate such board’s duty of care), upon consultation between MUFG and MUN, the conditions of the Share Exchange may be altered or this Agreement may be cancelled.

Article 9    Validity of this Agreement

This Agreement shall be null and void in the event that MUN cannot obtain approval of this Agreement at its general shareholders’ meeting and its classified shareholders’ meeting as set out in Article 5.1 above, or in the event that MUN cannot obtain approval from the relevant authorities.

Article 10    Matters Requiring Consultation

Any matters not mentioned in this Agreement or other matters necessary for the Share Exchange shall be solved through consultation between MUFG and MUN in the spirit of this Agreement.

IN WITNESS WHEREOF, MUFG and MUN have caused this Agreement to be executed in duplicate with their respective names printed and their seals affixed hereon and each party shall retain one (1) copy.

May 28, 2008

MUFG:	Nobuo Kuroyanagi, President and CEO [seal]
Mitsubishi UFJ Financial Group, Inc.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

MUN:	Kazuhiro Omori, President, CEO, and Chairman [seal]
Mitsubishi UFJ NICOS Co., Ltd.
3-33-5 Hongo, Bunkyo-ku, Tokyo